Exhibit 99.1

November 8, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 37 of the Securities and Exchange Board of India

(Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our letter dated October 18, 2023 intimating approval of the Board of Directors of the Company for the Scheme of Amalgamation and Merger (“Scheme”) of Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited), Wipro Trademarks Holding Limited, Wipro VLSI Design Services India Private Limited (wholly-owned subsidiaries) with and into Wipro Limited (the “Company”), pursuant to Sections 230 to 232 and other relevant provisions of the Companies Act, 2013.

Pursuant to Regulation 37(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular bearing no. SEBI/HO/CFD/POD-2/P/CIR/2023/93 dated June 20, 2023, listed entities are required to file the draft scheme with the stock exchanges for the purpose of disclosures. In this regard, please find enclosed the following documents:

1)	Draft Scheme of Amalgamation and Merger.

2)	Certified true copy of the resolution passed by the Board of Directors of the Company approving the Scheme.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

SCHEME OF AMALGAMATION AND MERGER

OF

WIPRO HR SERVICES INDIA PRIVATE LIMITED

(TRANSFEROR COMPANY - 1)

AND

WIPRO OVERSEAS IT SERVICES PRIVATE LIMITED

(TRANSFEROR COMPANY -2)

AND

WIPRO TECHNOLOGY PRODUCT SERVICES PRIVATE LIMITED

(FORMERLY KNOWN AS ENCORE THEME TECHNOLOGIES PRIVATE LIMITED -

TRANSFEROR COMPANY - 3)

AND

WIPRO TRADEMARKS HOLDING LIMITED

(TRANSFEROR COMPANY -4)

AND

WIPRO VLSI DESIGN SERVICES INDIA PRIVATE LIMITED

(TRANSFEROR COMPANY -5)

WITH

WIPRO LIMITED

(TRANSFEREE COMPANY)

AND

THEIR RESPECTIVE SHAREHOLDERS

(Under Sections 230 to 232 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 2013)

GENERAL

I.	PURPOSE OF SCHEME

Wipro Limited (defined herein) is a leading global information technology (IT), consulting and business process services company engaged in the business of manufacture or production and licensing of computer software, provision of IT enabled services and trading in IT products (“Transferee Business”). This Scheme (defined herein) provides for the merger of the businesses of the industrial undertakings of Wipro HR Services India Private Limited (defined herein), Wipro Overseas IT Services Private Limited (defined herein), Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited) (defined herein), Wipro Trademarks Holding Limited (defined herein) and Wipro VLSI Design Services India Private Limited (defined herein) with Wipro Limited by way of amalgamation pursuant to Sections 230 to 232 and other relevant provisions of the Companies Act, 2013.

Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited, and Wipro VLSI Design Services India Private Limited are the wholly owned subsidiaries of Wipro Limited, and are engaged inter alia in the business activities (“Transferor Businesses”) further explained below:

1.

Wipro Overseas IT Services Private Limited is engaged in the business of computer software development, web content management solution and to develop and implement application software, web-based application, onsite consulting and offshore software development services, selling, customizing and supporting web content management solution both onshore and offshore.

2.

Wipro HR Services India Private Limited is engaged to provide services in the areas of human resources management, compensation, employee benefits, actuarial and administrative services and to provide services in relation to software development, research and training facilities, and information technology enabled products and services.

3.	Wipro Technology Product Services Private Limited is engaged to develop software products for commercial purposes and license them, provide training and consultancy with respect to the foregoing.

4.

Wipro Trademarks Holding Limited is engaged to provide services relating to registration of Trademarks, Brand name, Designs, Patents, Copyrights and any other intellectual property rights and to assign or grant any such or other rights and benefits in the use of any Trademarks, Brand name, Designs, Patents, Copyrights and any other intellectual property rights, to any person, firm or body corporate or unincorporate.

5.

Wipro VLSI Design Services India Private Limited is engaged in the business of manufacturing, developing all kinds of software including web and mobile phone software mainly for export and also for sale in India and to undertake research and development in the fields of computational science and engineering, computer graphics and visualization, database and information systems, machine intelligence, programming languages, software security, software engineering, systems programming, network theory and in all the areas of information technology and information technology enabled services both for own and third party products, processes, solutions, training, sales and support.

II.	RATIONALE FOR THE SCHEME

The Board of Directors of Transferor Companies (“(defined herein”) and the Board of Directors of Transferee Company (“(defined herein”) believe that the following benefits will accrue, pursuant to the amalgamation of the Transferor Companies into the Transferee Company:

1.

The amalgamation will enable the Transferor Companies to integrate its business operations and provide impetus to the operations of the Transferee Company. The consolidation of the activities by way of an amalgamation will provide seamless access to the assets (including intangible assets, licenses and intellectual properties) of the Transferor Companies, which will lead to synergies of operations, reduction in overheads including administrative, managerial and other expenditure, operational rationalization, organizational efficiency and optimal utilization of resources.

2.

The combined entity will have a broader portfolio of services targeted at a wider array of customers, which will strengthen its competitive position in providing IT services/software and technology related services markets. This will also enable the Transferee Company to address newer solutions and services to its customers and to the Transferor Companies’ customers and enhance its marketing capabilities.

3.

Rationalizing multiple subsidiaries in the group to ensure optimised legal entity structure more aligned with the business by reducing the number of legal entities and re-organising the legal entities in the group structure.

4.	Significant reduction in the multiplicity of legal and regulatory compliances required at present to be carried out by the Transferor Companies and the Transferee Company.

5.	Concentrated effort and focus by the management to grow the business by eliminating duplicative communication and burdensome co-ordination efforts across multiple entities and countries.

6.

The banks, creditors and financial institutions, if any, of the Transferor Companies will not be adversely affected by the proposed amalgamation as their existing security, if any, on any outstanding borrowings/credit facility is maintained.

In view of the aforesaid, the Board of Directors (defined herein) have considered the Scheme, whereunder the entire Undertakings (defined herein) and business of the Transferor Companies would be transferred and vested with and into the Transferee Company pursuant to Sections 230 to 232 and other relevant provisions of the Companies Act, 2013.

III.	PARTS OF THE SCHEME

The Scheme is divided into following parts:

(i)	Part A – dealing with definition of the terms used in this Scheme and setting out the share capital of the Transferor Companies and the Transferee Company.

(ii)	Part B – dealing with the transfer and vesting of the Undertakings (defined herein) of the Transferor Companies with and into the Transferee Company.

(iii)	Part C – dealing with the consideration for the amalgamation and increase in Authorized Capital of Transferee Company.

(iv)	Part D – dealing with the accounting treatment in the books of the Transferee Company.

(v)	Part E – dealing with the dissolution of the Transferor Companies and the general terms and conditions applicable to this Scheme and other matters consequential and integrally connected thereto.

PART A

DEFINITIONS AND SHARE CAPITAL

1.	DEFINITIONS

In this Scheme, unless repugnant to the context, the following expressions shall have the following meaning:

1.1	“Act” means the Companies Act, 2013, and rules and regulations made thereunder and shall include any statutory modifications, re-enactment or amendment thereto from time to time.

1.2

“Applicable Law(s)” means any statute, notification, bye laws, rules, regulations, guidelines, rule or common law, policy, code, directives, ordinance, schemes, notices, orders or instructions law enacted or issued or sanctioned by any Appropriate Authority including any modification or re-enactment thereof for the time being in force.

1.3

“Appointed Date” means April 1, 2023 or such subsequent date (if any) as may be decided by the Board of Directors of the Transferor Companies and the Transferee Company, or such date as may be approved by the National Company Law Tribunal at Bengaluru or such other appropriate date as the Appropriate Authority may decide.

1.4

“Board of Directors” or “Board” means the Board of Directors of the Transferor Companies or the Board of Directors of the Transferee Company or both, as the case may be, and shall include any duly constituted committee thereof.

1.5

“Effective Date” means the last of the dates on which the sanctions, approvals, consents, matters or filings referred to in Clause 16 of this Scheme is complied with or obtained or waived, as the case maybe. Reference in the Scheme to “upon the Scheme becoming effective” shall mean the Effective Date.

1.6

“Government Authority” or “Appropriate Authority” means the central government, any applicable State or local government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction.

1.7

“Scheme” or “the Scheme” or “this Scheme” means this Scheme of Amalgamation in its present form, submitted to the National Company Law Tribunal or any other Appropriate Authority in the Relevant Jurisdiction, or with any modification(s) made under Clause 18 of this Scheme, as approved or directed by the National Company Law Tribunal or any other Appropriate Authority.

1.8	“Transferor Companies” means Transferor Company 1, Transferor Company 2, Transferor Company 3, Transferor Company 4 and Transferor Company 5 collectively.

1.9	“Tribunal” means the National Company Law Tribunal.

1.10

“Undertaking” shall mean and the entire business and Undertaking of the Transferor Companies, including all the debts, liabilities, losses, duties and obligations, including those arising on account of taxation laws and other allied laws, of the Transferor Companies of every description and also including, without limitation, all the movable and immovable properties and assets (whether tangible or intangible) of the Transferor Companies comprising, amongst others, all investments, receivables, actionable claims, furniture and fixtures, office equipment, telephones, telex, facsimile and other communication facilities and business licenses, permits, deposits, authorisations, approvals, lease, tenancy rights, permissions, incentives, if any, and all other rights, know-how, trade secret, patents, trademark, service mark, other intellectual property rights, registrations, title, interest, contracts including but not limited to contracts entered into with customers, vendors and service providers, consents, approvals and rights and powers of every kind, nature and description whatsoever, privileges, liberties, easements, advantages, benefits and approvals, benefits or agreements, contracts and arrangements, powers, authorities, permits, allotment, approvals, consents, privileges, liberties, advantages, easements and all the right title, interest goodwill, benefit and advantage, deposits, reserves, provisions, advance, receivables, deposits, funds, cash, bank balances, accounts and all other rights, benefits of all agreements, subsidies, grants, tax credits (including but not limited to credits in respect of income tax, Goods and Services Tax (GST), Sales tax, value added tax, etc.), software license, intellectual property(ies), domain/websites, etc. in connection with/relating to the Transferor Companies and other claims and powers, of whatsoever nature and wheresoever situated belonging to or in the possession of or granted in favour of or enjoyed by the Transferor Companies, as on the Appointed Date.

1.11

“Wipro HR Services India Private Limited” or “Transferor Company 1” is a Company incorporated under the Companies Act, 2013 having its registered office at SJP-1, D Block, A wing, 2nd Floor, Doddakannelli, Sarjapur Road, Bangalore- 560035 and Corporate Identity Number : U74999KA2016PTC129059

1.12

“Wipro Limited” or “Transferee Company” is a Company incorporated under the Companies Act, 1913 having its registered office at SJP-1, A Block, Doddakannelli, Sarjapur Road, Bangalore- 560035 and Corporate Identity Number : L32102KA1945PLC020800

1.13

“Wipro Overseas IT Services Private Limited” or “Transferor Company 2” is a Company incorporated under the Companies Act, 2013 having its registered office at, Doddakannelli, Sarjapur Road, Bangalore- 560035 and Corporate Identity Number : U72200KA2015PTC080266

1.15

“Wipro Technology Product Services Private Limited” or “Transferor Company 3” (Formerly known as Encore Theme Technologies Private Limited - Transferor Company - 3) is a Company incorporated under the Companies Act, 1956 having its registered office at SJP-1, Ground Floor, E Block, Doddakannelli, Sarjapur Road, Bangalore- 560035 and Corporate Identity Number: U72200KA2006PTC161048

1.14

“Wipro Trademarks Holding Limited” or “Transferor Company 4” is a Company incorporated under the Companies Act, 1956 having its registered office at Doddakannelli, Sarjapur Road, Bangalore- 560035 and Corporate Identity Number : U93090KA1982PLC021795

1.15

“Wipro VLSI Design Services India Private Limited” or “Transferor Company 5” is a Company incorporated under the Companies Act, 2013 having its registered office at SJP-1, Ground Floor, E Block, Doddakannelli, Sarjapur Road, Bangalore- 560035 and Corporate Identity Number : U72200KA2014PTC161115

1.16

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act and other applicable laws, rules, regulations, byelaws, as the case may be or any statutory modification or re-enactment thereof from time to time.

2.	SHARE CAPITAL

2.1	Wipro HR Services India Private Limited (Transferor Company 1)

The share capital of Wipro HR Services India Private Limited as at 30th September 2023 was as follows:

Particulars	Amount (Rs.)
Authorised Share Capital 70,10,000 Equity Shares of Rs. 10/- each	7,01,00,000/-
Issued, Subscribed and Paid-up Share Capital 70,10,000 Equity Shares of Rs. 10/- each (100% of the share capital held by the Transferee Company and its nominees)	7,01,00,000/-

2.2	Wipro Overseas IT Services Private Limited (Transferor Company 2)

The share capital of Wipro Overseas IT Services Private Limited as at 30th September 2023 was as follows:

Particulars	Amount (Rs.)
Authorised Share Capital 1,00,000 Equity Shares of Rs. 10/- each	10,00,000/-
Issued, Subscribed and Paid-up Share Capital 1,00,000 Equity Shares of Rs. 10/- each (100% of the share capital held by the Transferee Company and its nominees)	10,00,000/-

2.3	Wipro Technology Product Services Private Limited (Transferor Company 3)

The share capital of Wipro Technology Product Services Private Limited as at 30th September 2023 was as follows:

Particulars	Amount (Rs.)
Authorised Share Capital 5,00,000 Equity Shares of Rs. 10/- each	50,00,000/-
Issued, Subscribed and Paid-up Share Capital 2,28,869 Equity Shares of Rs. 10/- each (100% of the share capital held by the Transferee Company and its nominees)	22,88,690/-

2.4	Wipro Trademarks Holding Limited (Transferor Company 4)

The share capital of Wipro Trademarks Holding Limited as at 30th September 2023, was as follows:

Particulars	Amount (Rs.)
Authorised Share Capital 98,000 Equity Shares of Rs. 10/- each 2,000 9% Cumulative Redeemable Preference Shares of Rs. 10/- each	9,80,000/- 20,000/-
Issued, Subscribed and Paid-up Share Capital 93,250 Equity Shares of Rs. 10/- each (100% of the share capital held by the Transferee Company and its nominees)	9,32,500/-

2.5	Wipro VLSI Design Services India Private Limited (Transferor Company 5)

The share capital of Wipro VLSI Design Services India Private Limited as at 30th September, 2023 was as follows:

Particulars	Amount (Rs.)
Authorised Share Capital 90,000 Equity Shares of Rs. 10/- each	9,00,000/-
Issued, Subscribed and Paid-up Share Capital 85,738 Equity Shares of Rs. 10/- each (100% of the share capital held by the Transferee Company and its nominee)	8,57,380/-

2.6	Wipro Limited (Transferee Company)

The share capital of Wipro Limited as at 30th September 2023, was as follows:

Authorised Share Capital	Amount (Rs.)
12,50,45,00,000 Equity Shares of Rs. 2 each 2,50,00,000 Preference Shares of Rs. 10 each 1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each Total	25,00,90,00,000/- 25,00,00,000/- 1,50,00,000/- 25,27,40,00,000/-

Issued, Subscribed and Paid-up Share Capital	Amount (Rs.)
5,221,800,302 Equity Shares of Rs. 2 each, fully paid-up Total	10,443,600,604 /- 10,443,600,604 /-

The equity shares of the Transferee Company are listed on BSE Limited and National Stock Exchange of India Limited and the American Depositary Receipts are listed on the New York Stock Exchange.

3.	DATE OF TAKING EFFECT AND OPERATIVE DATE

The Scheme set out herein in its present form or with any modification(s) approved or imposed or directed by the National Company Law Tribunal or any other Appropriate Authority shall take effect from the Appointed Date and shall be operative from the Effective Date.

PART B

TRANSFER AND VESTING OF UNDERTAKING OF THE TRANSFEROR COMPANIES

INTO THE TRANSFEREE COMPANY

4.	TRANSFER AND VESTING OF UNDERTAKING

4.1

Subject to the provisions of this Scheme as specified hereinafter and with effect from the Appointed Date, the entire business and Undertaking of the Transferor Companies, including all the debts, liabilities, losses, duties and obligations, including those arising on account of taxation laws and other allied laws, of the Transferor Companies of every description and also including, without limitation, all the movable and immovable properties and assets (whether tangible or intangible) of the Transferor Companies comprising, amongst others, all investments, receivables, actionable claims, furniture and fixtures, office equipment, telephones, telex, facsimile and other communication facilities and business licenses, permits, deposits, authorisations, approvals, lease, tenancy rights, permissions, incentives, if any, and all other rights, know-how, trade secret, patents, trademark, service mark, other intellectual property rights, registrations, title, interest, contracts including but not limited to contracts entered into with customers, vendors and service providers, consents, approvals and rights and powers of every kind, nature and description whatsoever, privileges, liberties, easements, advantages, benefits and approvals, benefits or agreements, contracts and arrangements, powers, authorities, permits, allotment, approvals, consents, privileges, liberties, advantages, easements and all the right title, interest goodwill, benefit and advantage, deposits, reserves, provisions, advance, receivables, deposits, funds, cash, bank balances, accounts and all other rights, benefits of all agreements, subsidies, grants, tax credits (including but not limited to credits in respect of income tax, Goods and Services Tax (GST), Sales tax, Service tax, value added tax, etc.) software license, intellectual property(ies), domain/websites, etc. in connection with/relating to the Transferor Companies and other claims and powers, of whatsoever nature and wheresoever situated belonging to or in the possession of or granted in favour of or enjoyed by the Transferor Companies, shall, under the provisions of Sections 230 to 232 of the Act and pursuant to the order of the National Company Law Tribunal sanctioning this Scheme and without further act, instrument or deed, but subject to the charges affecting the same as on the Effective Date, be transferred and/or deemed to be transferred to and vested in the Transferee Company, so as to become the properties, assets, rights, business and Undertaking of the Transferee Company.

4.2

Without prejudice to the generality of Clause 4.1 above, in respect of the assets of the Transferor Companies, including cash and bank balances, as are movable in nature or are otherwise capable of transfer by manual delivery, by paying over or by endorsement and delivery or otherwise, the same shall be so transferred by the Transferor Companies to the Transferee Company, without requiring any deed or instrument of conveyance for the same and shall become the property of the Transferee Company as an integral part of the assets of the Transferee Company, with effect from the Appointed Date.

4.3

Without prejudice to the generality of Clause 4.1 above, with effect from the Appointed Date, all debts, liabilities, duties and obligations of the Transferor Companies as on the Appointed Date whether provided for or not in the books of account of the Transferor Companies and all other liabilities which may accrue or arise after the Appointed Date but which relate to the period on or up to the day of the Appointed Date, shall be the debts, liabilities, duties and obligations of the Transferee Company including any encumbrance on the assets of the Transferor Companies or on any income earned from those assets.

4.4

With effect from the Appointed Date, all inter-company transactions between the Transferor Companies and between the Transferee Company shall be considered as intra-company transactions for all purposes from the Appointed Date.

4.5

Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Companies and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and appropriate effect shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any inter-company loans, advances and other obligations with effect from the Appointed Date.

4.6

All existing securities, mortgages, charges, liens or other encumbrances, if any, as on the Appointed Date and created by the Transferor Companies after the Appointed Date, over the properties and other assets comprised in the Undertaking transferred to the Transferee Company by virtue of this Scheme and in so far as such securities, mortgages, charges, liens or other encumbrances secure or relate to liabilities of the Transferor Companies, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such securities, mortgages, charges, liens or encumbrances shall not relate or attach to any other assets of the Transferee Company, provided however that no encumbrances shall have been created by the Transferor Companies over its assets after the date of filing of the Scheme, without the prior written consent of the Board of Directors of the Transferee Company, except for those done in the normal course of business.

4.7

All existing encumbrances over the properties and other assets of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate only to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Companies transferred to and vested in the Transferee Company by virtue of this Scheme.

4.8

It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required statutorily or by necessary implication.

4.9

With effect from the Appointed Date, all statutory licences, permissions, approvals or consents to carry on the operations of the Transferor Companies shall stand vested in or transferred to the Transferee Company without any further act or deed and shall be appropriately mutated by the statutory authorities concerned in favour of the Transferee Company upon the vesting and transfer of the undertaking of the Transferor Companies pursuant to this Scheme. The benefit of all statutory and regulatory permissions, licenses, environmental approvals and consents or other licenses and consents shall vest in and become available to the Transferee Company pursuant to this Scheme.

4.10

The amalgamation of the Transferor Companies with the Transferee Company, pursuant to and in accordance with this Scheme, shall take place with effect from the Appointed Date and shall be in accordance with Section 2(1B) of the Income-tax Act, 1961.

5.	STAFF, EMPLOYEES & DIRECTORS

On the Scheme becoming effective, all staff and employees of the Transferor Companies (if any) in service on the Effective Date shall be deemed to have become staff and employees of the Transferee Company with effect from the Appointed Date or the date of joining whichever is later, without any break or interruption in their service and on the basis of continuity of service for the purpose of provident fund or gratuity or otherwise, and the terms and conditions of their employment with the Transferee Company (i.e. cost-to-company basis, in monetary terms) shall not be less favourable than those applicable to them with reference to their employment with the Transferor Companies on the Effective Date.

It is expressly provided that, on the Scheme becoming effective, the provident fund, gratuity fund, superannuation fund or any other special fund or trusts, if any, created or existing for the benefit of the staff, workmen and employees of Transferor Companies shall become trusts / funds of the Transferee Company for all purposes whatsoever in relation to the administration or operation of such fund or funds or in relation to the obligation to make contributions to the said fund or funds in accordance with the provisions thereof as per the terms provided in the respective trust deeds, if any, to the end and intent that all rights, duties, powers and obligations of Transferor Companies in relation to such fund or funds shall become those of the Transferee Company. It is clarified that, for the purpose of the said Fund or Funds, the services of the staff, workmen and employees of the Transferor Companies will be treated as having been continuous with the Transferee Company from the date of employment as reflected in the records of Transferor Companies.

On the Scheme becoming effective, the directors of the Transferor Companies shall not be entitled to any directorship in the Transferee Company by virtue of the provisions of this Scheme.

6.	LEGAL PROCEEDINGS

If any suit, appeal or other proceeding of whatever nature by or against the Transferor Companies are pending, including those arising on account of taxation laws and other allied laws, the same shall not abate or be discontinued or in any way be prejudicially affected by reason of the arrangement by anything contained in this Scheme, but the said suit, appeal or other legal proceedings may be continued, prosecuted and enforced by or against the Transferee Company, in the same manner and to the same extent as it would or might have been continued, prosecuted and enforced by or against the Transferor Companies, as if this Scheme had not been made.

In case of any litigations, suits, recovery proceedings which are to be initiated or may be initiated against the Transferor Companies after the Appointed Date, the Transferee Company shall be made party thereto and any payment and expenses made thereto shall be the liability of the Transferee Company. The Transferee Company undertakes to continue to abide by the agreement/settlement if any entered into by the Transferor Companies with any of its employees, which is in force as on the Effective Date.

7.	CONTRACTS, DEEDS, ETC., AND POWER TO GIVE EFFECT TO THIS PART

Subject to the other provisions of this Scheme, all contracts, deeds, agreements, licences, permits, registrations, approvals and other instruments, if any, of whatsoever nature to which the Transferor Companies is a party and subsisting or having effect on the Effective Date, shall be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced by or against the Transferee Company as fully and effectually as if, instead of the Transferor Companies, the Transferee Company had been a party thereto, notwithstanding the terms contained in such contracts, deeds, bonds, agreements, licences, permits, registrations, approvals and other instruments.

The Transferee Company shall enter into and/or issue and/or execute deeds, writings or confirmations or enter into any tripartite arrangements, confirmations or novation, to which the Transferor Companies will, if necessary, also be party in order to give formal effect to the provisions of this Scheme, if so required. Further, the Transferee Company shall be deemed to be authorised to execute any such deeds, writings or confirmations on behalf of the Transferor Companies and to implement or carry out all formalities required on the part of the Transferor Companies to give effect to the provisions of this Scheme.

8.	TREATMENT OF TAXES PAID BY THE TRANSFEROR COMPANIES

All taxes, levies, cess, etc. (whether direct or indirect including but not limited to Income tax, Goods and Services tax, Customs duty, etc.) that might have been paid by the Transferor Companies (whether before or after the Appointed Date) during the period when the merger has not become effective for any tax liability that arises after the Appointed Date shall be deemed to be tax paid by the Transferee Company and credit in respect thereof shall be given to the Transferee Company accordingly.

9.	TREATMENT OF SCHEME FOR THE PURPOSES OF INCOME TAX ACT, 1961

9.1

This Scheme has been drawn up to comply and come within the definition and conditions relating to “Amalgamation” as specified under Section 2(1B), Section 47 and such other provisions, as may be applicable, of the Income Tax Act, 1961.

9.2

If any terms or provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the said section of the Income Tax Act, 1961, at a later date, including resulting from an amendment of any Applicable Law(s) or for any other reason whatsoever, the Scheme shall stand modified/amended to the extent determined necessary to comply and come within the definition and conditions relating to “Amalgamation” as specified in the Income Tax Act, 1961. In such an event, the clauses which are inconsistent shall be read down or if the need arises be deemed to be deleted and such modification/reading down or deemed deletion shall however not affect the other parts of the Scheme.

9.3

Any refund under the tax laws received by or due to the Transferor Companies consequent any assessments made on the Transferor Companies subsequent to the Appointed Date pertaining to the business transferred and for which no credit is taken in the accounts as on the date immediately preceding the Appointed Date shall also belong to and be received by the Transferee Company.

PART C

CONSIDERATION FOR AMALGAMATION AND INCREASE IN AUTHORIZED CAPITAL

OF TRANSFEREE COMPANY

10.	CONSIDERATION FOR AMALGAMATION

The Transferor Companies are wholly owned subsidiaries of the Transferee Company. Upon the Scheme becoming effective, no shares of the Transferee Company shall be allotted in lieu or exchange of the shares of the Transferor Companies. The entire share capital of the Transferor Companies shall be cancelled and extinguished. The investments in the shares of the Transferor Companies, appearing in the books of account of Transferee Company shall, without any further act or deed, stand cancelled. The Transferee Company will carry on the Transferor Businesses along with Transferee Business with reasonable diligence and business prudence to ensure that the interests of the stakeholders of Transferor Businesses are protected and enhanced.

11.	INCREASE IN AUTHORIZED CAPITAL OF TRANSFEREE COMPANY

11.1

Upon the Scheme becoming effective, the authorized share capital of all the Transferor Companies shall stand combined with and be deemed to be added to the authorized share capital of the Transferee Company. Filing fees and stamp duty, if any, paid by Transferor Companies on its authorized share capital, as applicable, shall be deemed to have been so paid by the Transferee Company on the combined authorized share capital and accordingly, the Transferee Company shall not be required to pay any fee/stamp duty for its increased authorized share capital.

11.2

Consequently, existing clause 5 of the Memorandum of Association of the Transferee Company shall, without any further act, instrument or deed, be and stand altered, modified and amended pursuant to Sections 61 to 64 and other applicable provisions of the Companies Act, 2013 by substituting the existing Clause with the following:

“The Authorized Share Capital of the Company is 25,35,20,00,000/- (Rupees Two Thousand Five Hundred, Thirty Five Crores and Twenty Lakhs) divided into 1254,35,00,000 (One Thousand Two Hundred and Fifty Four Crores and Thirty Four Lakhs) equity shares of 2/- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of 10/- (Rupees Ten) each, 1,50,000 (One Lakh Fifty Thousand) 10% optionally convertible cumulative preference shares of 100/- (Rupees One Hundred)”

The approval of the Scheme by the shareholders of the Transferee Company under Sections 230 to 232 of the Act, shall be deemed to have the approval under Section 13, 61 and other applicable provisions of the Act and any other consents and approvals also required in this regard.

PART D

ACCOUNTING TREATMENT IN THE BOOKS OF THE TRANSFEREE COMPANY

12.	ACCOUNTING TREATMENT IN THE BOOKS OF THE TRANSFEREE COMPANY

12.1

Amalgamation of the Transferor Companies with the Transferee Company shall be accounted in the books of the Transferee Company by way of “Pooling of Interests Method” under Appendix C of Ind-AS 103 (Accounting for Business Combinations) and any other relevant Indian Accounting Standard prescribed under Section 133 of the Companies Act, 2013.

12.2	The investments in shares of the Transferor Companies, as appearing, inter alia, in the books of the Transferee Company shall stand cancelled.

12.3

To the extent that there are inter-company loans, deposits, obligations, balances or other outstanding including any interest thereon, as between the Transferor Companies and the Transferee Company as the case may be, the rights and obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of the Transferee Company for the reduction of such assets or liabilities as the case may be.

12.4

Comparative accounting period presented in the financial statements of the Transferee Company shall be restated for the accounting impact of the merger, as if the merger had occurred from the date of share transfer which represents the date from which the Transferor Companies and the Transferee Company are under common control, in the financial statements in accordance with Appendix C of the Indian Accounting Standard, Ind AS 103, ‘Business Combinations’.

PART E

DISSOLUTION OF THE TRANSFEROR COMPANIES AND THE GENERAL TERMS AND

CONDITIONS APPLICABLE TO THIS SCHEME AND OTHER MATTERS

CONSEQUENTIAL AND INTEGRALLY CONNECTED THERETO

13.	TRANSACTIONS BETWEEN THE APPOINTED DATE AND THE EFFECTIVE DATE (IF APPLICABLE)

During the period from the Appointed Date to the Effective Date:

13.1

The Transferor Companies shall carry on and be deemed to have carried on their business and activities and shall be deemed to have held and stood possessed of and shall hold and stand possessed of its business and undertaking for and on account of and in trust for the Transferee Company.

13.2	The Transferor Companies shall carry on their business and activities in the ordinary course of business with reasonable diligence and business prudence.

13.3

All the profits or income accruing or arising to the Transferor Companies or expenditure, or losses incurred or arising to the Transferor Companies, shall for all purposes be treated and deemed to be and accrue as the profits or income or expenditure or losses (as the case may be) of the Transferee Company; and

13.4

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to the Government Authorities concerned, as are necessary under any law for such consents, approvals and sanctions which the Transferee Company may require to carry on the business of the Transferor Companies.

13.5

The Transferor Companies shall carry on their business, operations or activities with reasonable diligence and business prudence and in the same manner as they had been doing hitherto and shall not venture into/expand any new businesses, alienate, charge, mortgage, encumber or otherwise deal with the assets or any part thereof except in the ordinary course of business, without the prior consent of the Transferee Company.

13.6

The Transferee Company and the Transferor Companies shall also be entitled to make an application for amending, cancelling or obtaining fresh registrations, as the case may be, under all applicable laws and legislations. The Transferee Company and the Transferor Companies would be entitled to make an application for amending licenses/ authorisations.

14.	SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Companies under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Companies on or before the Appointed Date or concluded between the Appointed Date and the Effective Date (both days inclusive), to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Companies as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

15.	DISSOLUTION OF THE TRANSFEROR COMPANIES

On the Scheme becoming effective, the Transferor Companies shall stand dissolved without being wound up and without any further act or deed on the part of the Transferor Companies.

16.	CONDITIONALITY OF THE SCHEME

This Scheme is and shall be conditional upon and subject to:

(i)	The requisite consent, approval or permission of any Appropriate Authority(ies) which by law may be necessary for the implementation of this Scheme.

(ii)

The approval by the requisite majority of the shareholders and/or creditors (as may be required and/or to the extent not dispensed with by the Appropriate Authority(ies)) of the Transferor Companies and the Transferee Company, as required under Applicable Law(s).

(iii)	Approval by the National Company Law Tribunal.

(iv)	The certified copy of the order of the National Company Law Tribunal sanctioning the Scheme being filed with the Registrar of Companies by the Transferee Company and the Transferor Companies.

(v)	Compliance by the Transferor Companies and Transferee Company of all the necessary and applicable provisions of its Applicable Law.

(vi)	Compliance with such other conditions as may be imposed by the Hon’ble National Company Law Tribunal or other Government Authority.

17.	APPLICATION TO THE NATIONAL COMPANY LAW TRIBUNAL

The Transferee Company and the Transferor Companies shall, with all reasonable despatch, make and file applications/petitions jointly under Section 230 to 232 and other applicable provisions of the Act to the National Company Law Tribunal, within whose jurisdiction the registered office of the Transferee Company is situated, for sanctioning the Scheme.

18.	MODIFICATION OR AMENDMENTS TO THE SCHEME

The Transferee Company and the Transferor Companies by their respective Board of Directors, or any person(s) or committee authorised/appointed by them, may carry out or assent to any modifications/amendments to the Scheme or to any conditions or limitations that the National Company Law Tribunal and/or the Reserve Bank of India and/or Securities and Exchange Board of India or any other Government Authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them (i.e., the Board of Directors or the person(s)/ committee). The Transferee Company and the Transferor Companies by their respective Board of Directors or any person(s) or committee authorised or appointed by them, shall be authorised to take all such steps as may be necessary, desirable or proper to resolve any doubts, difficulties or questions whether by reason of any directive or orders of any Government Authority or otherwise howsoever arising out of or under or by virtue of the Scheme and/or any matter concerned or connected therewith. The Transferee Company and the Transferor Companies shall be at liberty to withdraw from this Scheme, in case of any condition or alteration imposed by the National Company Law Tribunal or any other authority. In case of any provisions that is inconsistent with the Reserve Bank of India Regulations, the scheme shall stand amended to that extent.

19.	EFFECT OF NON-RECEIPT OF APPROVALS

In the event any of the approvals or conditions enumerated in the Scheme not being obtained or complied with, or for any other reason, the Scheme cannot be implemented, the Board of Directors of the Transferee Company and the Transferor Companies shall by mutual agreement waive such conditions as they consider appropriate to give effect, as far as possible, to this Scheme and failing such mutual agreement, or in case the Scheme is not sanctioned by the National Company Law Tribunal, the Scheme shall become null and void and each party shall bear and pay their respective costs, charges and expenses in connection with the Scheme.

20.	COSTS, CHARGES AND EXPENSES

All costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) of the Transferor Companies and the Transferee Company arising out of or incurred in connection with and implementing this Scheme and matters incidental thereto shall be borne by the Transferee Company.

21.	MISCELLANEOUS

In case any doubt or difference or issue shall arise among the Transferor Companies and the Transferee Company or any of their shareholders, creditors, employees and/or persons entitled to or claiming any right to any shares in the Transferor Companies or the Transferee Company, as to the construction of this Scheme or as to any account, valuation or apportionment to be taken or made in connection herewith or as to any other aspects contained in or relating to or arising out of this Scheme, the same shall be amicably settled between the Board of Directors of the Transferor Companies and the Transferee Company and the decision arrived at therein shall be final and binding on all concerned. If any part of this Scheme hereof is invalid, ruled illegal by any National Company Law Tribunal of competent jurisdiction, or unenforceable under present or future laws, then it is the intention of the Transferor Companies and the Transferee Company that such part shall be severable from the remainder of the Scheme, and the Scheme shall not be affected thereby, unless the deletion of such part shall cause this Scheme to become materially adverse to any party to the Scheme, in which case the parties to the Scheme shall attempt to bring about a modification in the Scheme, as will best preserve for the parties to the Scheme, the benefits and obligations of the Scheme.

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF WIPRO LIMITED AT THEIR MEETING HELD OVER OCTOBER 17-18, 2023

REVIEW OF PROPOSAL TO MERGE WHOLLY OWNED SUBSIDIARIES WITH THE COMPANY

The following resolution was passed:

RESOLVED THAT pursuant to the provisions of Sections 230 to 232 and other applicable provisions of the Companies Act, 2013, Regulation 11 and Regulation 37 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and subject to the requisite approval of the shareholders of the Company and subject to approval of the jurisdictional National Company Law Tribunal (NCLT) and other requisite approvals (as may be necessary) being obtained, and pursuant to the recommendation of the Audit, Risk and Compliance Committee, the consent of the Board of Directors (“Board”) be and is hereby accorded for approval of the scheme of Amalgamation and Merger of Wipro HR Services India Private Limited (“Transferor Company - 1”) and Wipro Overseas IT Services Private Limited (“Transferor Company - 2”) and Wipro Technology Product Services Private Limited (“Transferor Company – 3”) and Wipro Trademarks Holding Limited (“Transferor Company - 4”) and Wipro VLSI Design Services India Private Limited (“Transferor Company - 5”) with its holding company Wipro Limited (“Transferee Company”) and their respective shareholders, as per the Scheme of Amalgamation and Merger (the “Scheme”) of the Transferor Companies with the Transferee Company placed before this Board.

RESOLVED FURTHER THAT the draft Scheme of Amalgamation and Merger as recommended by the Audit, Risk and Compliance Committee providing for Amalgamation and Merger of the Transferor Companies with the Transferee Company, with effect from April 1, 2023, being the Appointed Date or such subsequent date (if any) as may be decided by the Board of Directors of the Transferor Companies and the Transferee Company, or such other date as may be approved by the National Company Law Tribunal at Bengaluru, or such other appropriate date as the Appropriate Authority may decide and also providing for various other matters connected with and/or consequential and/or incidental thereof, submitted before the Board, be and is hereby approved, subject to such changes, alterations and amendments as may be required or considered necessary or expedient.

RESOLVED FURTHER THAT the Report u/s 232(2)(c) of the Companies Act, 2013, be and is hereby approved and Mr. Rishad Premji, Chairman, Mr. Thierry Delaporte, Chief Executive Officer and Managing Director be and are hereby severally authorized to sign and issue the same on behalf of the Board.

RESOLVED FURTHER THAT Mr. Rishad Premji, Chairman, Mr. Thierry Delaporte, Chief Executive Officer and Managing Director, Mr. Deepak Satwalekar, Independent Director, Ms. Aparna Iyer, Senior Vice President and Chief Financial Officer, Mr. Dipak Bohra, Senior Vice President- Investor Relations & Treasurer, Mr. M Sanaulla Khan, Senior Vice President and Company Secretary, Mr. Sriram Ranganathan, Vice President and Global Tax Head and Mr. G Kothandaraman, General Manager-Finance be and are hereby severally authorized to do or cause to be done, all acts, deeds, matters and things, as may be necessary to give effect to the Scheme of Amalgamation and Merger, including without limitation the following:

(a)

Make appropriate applications, filings (as applicable) and to notify, obtain no-objection or approval (as applicable) from and/or represent before the relevant offices of the concerned Registrar of Companies, relevant National Company Law Tribunal, offices of the relevant Regional Directors, Stock Exchanges, Securities and Exchange Board of India (SEBI) and any other court, tribunal or authority (in India or elsewhere in the world), as required for the purposes of carrying into effect the Scheme, seeking directions as to convening or dispensing with the meeting(s) of Equity Shareholders and/or creditors of the Company and where necessary, to take steps to convene and hold such meetings as per the directions of the National Company Law Tribunal.

(b)

To finalize the Scheme and make and agree to such alterations and changes to the Scheme as may in their opinion be desirable or expedient including as may be necessary for satisfying the requirements or conditions imposed by the relevant National Company Law Tribunal, Stock Exchanges, SEBI, or any other authority concerned.

(c)

To seek approval of shareholders and/or creditors and to do all acts, deeds, matters and things as may be considered necessary and expedient in relation to the above, including approving the notice of meetings, convening and conduct of meetings of shareholders and/or creditors and/or such other classes of persons as may be directed by the relevant National Company Law Tribunal and to do all acts and things as may be considered necessary and expedient in this regard.

(d)

To authenticate any document, instrument and record of the Company and to sign all the papers, documents, writings, applications, petitions, affidavits, representations, pleadings, public advertisements etc. which are required to be signed, executed, delivered for carrying into effect the said Scheme, dispensation of shareholders meeting and creditors meeting of the transferor Companies and to do such acts deeds necessary to give effect to the above said resolution, deliver a certified copy of this resolution to any concerned party or authorities and for this purpose

(e)

To engage BMP & Co. LLP Company Secretaries, Practising Company Secretaries as the legal advisors to advise and act for the Company in relation to the Scheme and represented by CS Pramod S M and/or CS Biswajit Ghosh, be and are hereby severally authorized to represent the Company before the National Company Law Tribunal and other such other regulatory authorities as may be required in connection with the Scheme.

(f)

To engage consultants, advocates, practising Company Secretaries, legal experts, solicitors, valuers, or any other professionals or other persons and counsels as may be considered necessary in connection with any aspect relating to the Scheme; and to execute authority letter’s, power of attorney, vakalatnama, memorandum of appearance and any other documents with respect thereto.

(g)

To settle any question or difficulty that may arise with regard to the implementation of the Scheme, and to do all acts, deeds, matters and things that may be required and to take all necessary actions and steps as are required for the implementation and consummation of the Scheme in all respects whatsoever and for obtaining the requisite approvals and orders from all concerned authorities.

RESOLVED FURTHER THAT the documents, wherever required, be executed by affixing the Common Seal of the Company in the presence of any one of the following namely Ms. Aparna Iyer, Senior Vice President and Chief Financial Officer, Mr. Dipak Bohra, Senior Vice President – Investor Relations and Treasurer, Mr. M Sanaulla Khan, Senior Vice President and Company Secretary, Mr. Sriram Ranganathan, Vice President and Global Tax Head, Mr. G Kothandaraman, General Manager-Finance, each of whom may sign and countersign the same in token thereof.

Certified True Copy

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

Membership No. F4129

Doddakannelli, Sarjapur Road,

Bangalore 560035, Karnataka